EXHIBIT 99.1

Brookfield Infrastructure Announces Closing Date of Reorganization

BROOKFIELD, News, Dec. 20, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) and Brookfield Infrastructure Corporation (“BIPC”) (TSX, NYSE: BIPC) today announced that they have now received all required shareholder, court and regulatory approvals for the previously-announced proposed reorganization of BIPC (the “Arrangement”). Accordingly, the Arrangement will become effective prior to markets open on December 24, 2024.

As a result of the Arrangement, in exchange for their class A exchangeable subordinate voting shares of BIPC, BIPC shareholders will automatically receive new class A exchangeable shares (“New Exchangeable Shares”) that provide the same economic benefits and governance of investing in BIPC today. The New Exchangeable Shares will be listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BIPC”.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Senior Vice President Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will,” “expect”, or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding BIP and BIPC’s beliefs on certain benefits of the Arrangement; the anticipated closing date of the Arrangement; and the commencement of trading of the New Exchangeable Shares on the Toronto Stock Exchange and New York Stock Exchange. Although BIP and BIPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BIP and BIPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BIP and BIPC to differ materially from those contemplated or implied by the statements in this news release include risks and factors described in the documents filed by BIP and BIPC with securities regulators in Canada and the United States including under “Risk Factors” in BIP’s and BIPC’s most recent Annual Reports on Form 20-F and other risks and factors that are described therein. Except as required by law, BIP and BIPC undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.